UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AKILI, INC.
(Name of Subject Company (Issuer))
ALPHA MERGER SUB, INC.
(Name of Filing Persons) (Offeror)
VIRTUAL THERAPEUTICS CORPORATION
(Name of Filing Persons) (Parent of Offeror)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
00974B107
(CUSIP Number of Class of Securities)
Daniel J. Elenbaas
Virtual Therapeutics Corporation
13905 NE 128th Street, Suite 200
Kirkland, Washington 98034
Tel. (425) 821-8001
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Derek Liu
Emery D. Mitchell
Piotr Korzynski
Baker & McKenzie LLP
Two Embarcadero Center 11th Floor
San Francisco, CA 94111
Tel. (415) 576-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Akili, Inc., a Delaware corporation (“Akili”), for $0.4340 per Share in cash, all upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively and in each case together with any amendments or supplements thereto. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Akili, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is Akili, Inc. Its principal executive office is located at 71 Commercial Street, Mailbox 312, Boston, Massachusetts 02109, and its telephone number is (617) 313-8853.
(b) This Schedule TO relates to the Shares. According to Akili, as of the close of business on May 23, 2024, there were: (1) 78,726,725 Shares issued and outstanding; (2) 11,959,050 Shares subject to outstanding Company Stock Options; (3) 1,821,799 Shares subject to outstanding Company Restricted Stock Units; and (4) 133,578 Shares subject to outstanding Company Warrants.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “The Tender Offer—Section 3. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)–(c) The filing companies of this Schedule TO are Parent and Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at 13905 NE 128th Street, Suite 200, Kirkland, Washington 98034. Each of Purchaser’s and Parent’s telephone number is (425) 821-8001.
Purchaser was incorporated under the laws of the State of Delaware on May 23, 2024 for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. Daniel J. Elenbaas is the sole director of Purchaser and the executive officers of Purchaser are Daniel J. Elenbaas, its President, and Matt McIntire, its Treasurer and Secretary. Each executive officer of Purchaser is a United States citizen and has a business address located at 3905 NE 128th Street, Suite 200, Kirkland, Washington 98034.
Parent was formed under the laws of the State of Delaware on May 29, 2015. Parent is a digital health company delivering scalable, accessible, affordable, and personalized solutions for mental health and mental fitness. The executive officers of Parent are Daniel J. Elenbaas, its Chief Executive Officer, and Matt McIntire, its Vice President Operations and Finance. Each executive officer of Parent is a United States citizen and has a business address located at 13905 NE 128th Street, Suite 200, Kirkland, Washington 98034.
The information set forth in “The Tender Offer—Section 11. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “The Tender Offer—Section 1. Background of the Offer; Contacts with Akili,” “The Tender Offer—Section 2. Purpose of the Offer and Plans for Akili,” “The Tender Offer—Section 10. Certain Information Concerning Akili,” “The Tender Offer—Section 11. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “The Tender Offer—Section 2. Purpose of the Offer and Plans for Akili,” “The Tender Offer—Section 3. Price Range of Shares; Dividends,” “The Tender Offer—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Terms of the Offer” and “The Tender Offer—Section 12. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 13. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “The Tender Offer—Section 2. Purpose of the Offer and Plans for Akili,” “The Tender Offer—Section 11. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “The Tender Offer—Section 1. Background of the Offer; Contacts with Akili,” “The Tender Offer—Section 8. Procedures for Tendering Shares” and “The Tender Offer—Section 17. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “The Tender Offer—Section 1. Background of the Offer; Contacts with Akili,” “The Tender Offer—Section 2. Purpose of the Offer and Plans for Akili,” “The Tender Offer—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 11. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 12. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated June 3, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on June 3, 2024.
(a)(5)(A)	Press Release of Akili issued on May 29, 2024 (incorporated by reference to Exhibit 99.2 to Akili’s Current Report on Form 8-K filed with the SEC on May 29, 2024).
(d)(1)
Agreement and Plan of Merger, by and among Virtual Therapeutics Corporation, Alpha Merger Sub, Inc. and Akili, Inc., dated as of May 29, 2024 (incorporated by reference to Exhibit 2.1 to Akili’s Current Report on Form 8-K filed with the SEC on May 29, 2024).

(d)(2)*	Confidentiality Agreement dated April 9, 2024 between Akili and Parent.
(d)(3)
Form of Tender and Support Agreement, dated May 29, 2024 by and among Virtual Therapeutics Corporation, Alpha Merger Sub, Inc. and certain stockholders of Akili, Inc. (incorporated by reference to Exhibit 99.1 to Akili’s Current Report on Form 8-K filed with the SEC on May 29, 2024).

(d)(4)*	Exclusivity Agreement dated May 9, 2024 between Akili and Parent.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.
*	Filed Herewith.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2024
ALPHA MERGER SUB, INC.

By:	/s/ Daniel J. Elenbaas
Name:	Daniel J. Elenbaas
Title:	President

VIRTUAL THERAPEUTICS CORPORATION

By:	/s/ Daniel J. Elenbaas
Name:	Daniel J. Elenbaas
Title:	Chief Executive Officer